Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Zhihu Technology (HK) Limited	Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC